Exhibit 99.2

NWT URANIUM CORP. (Formerly Northwestern Mineral Ventures Inc.)

Management's Discussion and Analysis
For the three months period ended March 31, 2008

GENERAL

In August, 2007, Northwestern Mineral Ventures Inc. announced that it had filed articles of amendment to change its name to "NWT Uranium Corp."

This Management Discussion and Analysis ("MD&A") of the financial results of NWT Uranium Corp.'s (formerly Northwestern Mineral Ventures Inc) and its subsidiaries ("NWT" or the "Company") for the first quarter ended March 31, 2008 should be read in conjunction with the audited consolidated financial statements and related notes that follow. This discussion covers the most recently completed quarter and the subsequent period to May 30, 2008.

The consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These documents, along with others published by the Company, are available on SEDAR at www.sedar.com. All dollar amounts are stated in Canadian dollars unless otherwise noted.

The Company is in the process of exploring its mineral properties for mineral resources and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown on the Company's interim unaudited consolidated balance sheets for exploration properties and related deferred costs is dependant on the ability of the Company to obtain necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of such properties. The amounts shown as exploration properties and related deferred expenditures represent cost to date and do not necessarily represent present or future values.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different than from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

DESCRIPTION OF BUSINESS

NWT was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003 and became publicly traded on March 19, 2004 on the TSX Venture exchange under the symbol NWT. Subsequently, the common shares of the Company were listed on the OTCBB under "NWURF" and on the Frankfurt Exchange.

NWT, an exploration stage company, focuses on uranium bearing mineral properties currently located in Canada and Niger as well as silver-gold bearing properties in Mexico. The Company's properties are at the exploratory stage and thus non-producing and consequently do not generate operating income or cash flow from operations. The Company is dependant on additional equity or debt capital or divestitures to finance its activities.

The Company's exploration activities consist of exploration and drilling of its properties to further assess the mineral potential and to develop more detailed exploration programs. The Company also evaluates opportunities to add high potential properties to its portfolio.

The Company's near term goal is to evaluate its current properties via aggressive exploration and drilling programs in order to define economically mineable deposits.

OVERALL PERFORMANCE

The most significant events for the Company in the first quarter of 2008 include:

For the Picachos project in Mexico, a drilling program has been completed.

On November 19, 2007, Nu-Mex Uranium Corp. ("Nu-Mex") and NWT entered into a letter agreement that contemplated the acquisition of NWT by Nu-Mex. Further, on December 20, 2007, Nu-Mex and NWT entered into an Arrangement Agreement for this proposed transaction. Subsequently, on February 13, 2008, the proposed acquisition was terminated due to market conditions.

At North Rae and Daniel Lake, the Company issued a Curative Notice in response to a Default Notice received from Azimut Exploration. Azimut accepted the Company's response and agreed that the Company was not in default on these properties (refer to audited annual consolidated financial statements for 2007 for more details).

Niger Uranium Ltd acquired 17.5% of Kalahari Minerals PLC and a 20.89% interest in UrAmerica.

RESULT OF OPERATIONS AND EXPLORATION ACTIVITIES

The net loss from operations for the quarter ended March 31, 2008 was $460,575 ($0.00 per share) compared to a loss of $369,675 ($0.00 per share) in 2007, an increase of $90,900. The increased loss is comprised of higher legal fees relating to the proposed Nu-Mex transaction and to the successful response to Azimut's default notice on the North Rae and Daniel Lake properties and higher consulting fees due to higher staff levels.

The table below shows the costs of exploration incurred by the Company on its exploration projects.

	For three months ended
	March 31
Project, Location	2008	2007
	$	$
Irhazer and In Gall, Niger	-	296,748
Pichachos, Mexico	99,067	66,604
North Rae, Canada	208,512	90,122
Daniel Lake, Canada	67,744	114,729
Waterbury, Canada	-	23,392
Interest Income	(133,862)	(115,516)
	$241,461	$436,569

Niger - Ingall and Irhazer properties

Description

On March 8, 2006, the Company completed the acquisition of two highly prospective uranium properties, named Irhazer and In Gall, in the democratic Republic of Niger. The mining convention entered into with the Government of Niger is for a term of thirty years. Each property consists of 2,000 square kilometers of mineral rights. The Company has the obligation to incur an aggregate of US$2.2 million in exploration expenses on each property over the following three years. The Niger Government is entitled to a 5.5% mining royalty, a 10% retained interest and up to 20% participating interest on production.

Niger Uranium transaction:

On June 4, 2007, NWT entered in to a Joint Venture Agreement with UraMin inc. ("UraMin"), an arm's length party, which was subsequently acquired by Areva NC, to from a new corporation called Niger Uranium Limited ("Niger") that will conduct an exploration program on a total of eight highly prospective uranium concessions in Niger.

On July 26, 2007, NWT and UraMin announced that they had completed the Joint Venture Agreement by forming Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million (C$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the Financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years.

On closing, the private places held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintains a 38.5% interest consisting of 31,955,000 shares. UraMin's 38.5% equity stake, which consists of 31, 955,000 shares has been distributed to its shareholders due to the purchase of UraMin by Areva NC. Niger Uranium had issued a total of 83,000,000 shares as of December 31, 2007.

On March 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC ("Kalahari"), an AIM listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price is 12,400,000 pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 pounds sterling ($15 million) from Niger Uranium's existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury. This share issuance subsequently dilutes NWT's stake in Niger Uranium to approximately 32% of Niger Uranium's 100,000,000 outstanding shares.

Exploration Update NWT Exploration Program:

To date, the Company has completed a comprehensive airborne geophysical survey over both properties. Results have revealed numerous uranium anomalies defined by uranium-thorium ratios, including 19 to be priority drill targets. Following the airborne survey, surface rock chips samples were taken and results confirmed uranium anomalies which indicate significant uranium grades at a number of targets. Six diamond drill holes were completed at the end of the 2007 field season.

On May 29 2007, NWT confirmed that its Niger uranium properties host high-grade uranium mineralization of up to 1.0% U3O8.

On July 18, 2007, the Company announced successful completion of an initial drill program on the highly prospective Irhazer and In Gall concessions. A total of 15 mud rotary holes covering 8,763 feet (2,671 meters) were drilled to test potential near-surface uranium mineralization in the vicinity of radioactive structural domes, which were discovered during earlier ground exploration. These buried sandstone units are known for hosting economic mineralization at the nearby Azelik and Imouraren ore bodies.

On January 28, 2008, Niger Uranium announced that Phase 1 drilling and trenching had commenced at Irhazer and In Gall. Drilling was continuing and scheduled to include 18 holes totaling 8,200 feet (2,500 meters).

The drilling target is a large, open-pittable resource, where a number of surface grab samples and geological mapping indicate strike extensive stratiform mineralization that is exposed at the surface. Phase 2 drilling, currently expected to consist of 24,600 feet (7,500 meters), is scheduled to commence in April.

Niger Uranium also reported that groundwork on northerly, structurally controlled targets is underway at Irhazer and In Gall, while mapping, ground magnetics and track-etch radon detection work was expected to commence in early February. Surface rock-chip samples taken in 2007 and analyzed in January 2008 from the targets range from 45 to 9,829 ppm (0.98% U(3)O(8)) and confirm the highly prospective character of these targets.

On April 17, 2008, Niger Uranium revealed initial downhole radiometric logging results for the Phase 1 drilling program at In Gall. Of note, drilling at target 17 has delineated a 16,400-foot by 2,950-foot (5,000-meter by 900-meter) near-surface uranium-mineralized layer, which remains open to the west. Radiometric probe data shows the layer has an average thickness of 3.9 feet (1.2 meters) and a grade of 122 parts per million (ppm) equivalent U3O8 (eU3O8) based upon data from 32 boreholes drilled on a 820-by-1,300 foot (250-by-400 meter) grid.

The probe data indicates the grade and thickness of the layer is consistent, with 32 intersections returning values ranging from 63 ppm eU3O8 over 2.2 feet (0.7 meters) to 177 ppm eU3O8 over 5.9 feet (1.8 meters). Results of x-ray fluorescence (XRF) analysis on samples from the same boreholes indicate higher grades of up to 238 U3O8 over 6.5 feet (2.0 meters). Historical data suggests the zone extends over 9.3 miles (15 kilometers) to the west of the area drilled to date, highlighting the potential for what Niger Uranium classifies as a "considerable open-pittable resource."

The Phase 1 drill program commenced in January 2008 with an expected 32,800 feet (10,000 meters) planned and 13,450 feet (4,100 meters) completed to date. Drilling has focused on the above-mentioned target 17. Niger Uranium plans to complete several step-out fence lines to extend the currently delineated mineralized area.

In late April, Niger Uranium expects to commence drilling to follow up on surface grab samples within the In Gall and Irhazer Licenses, which returned up to 0.98% U3O8.

Mexico - Picachos property

Description

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement. .

In February 2006, RNC was acquired by Yamana Gold Inc. ("Yamana"). NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc. and entered into an Option Agreement on December 22, 2006 whereby NWT can earn a 70% interest in the property. Under the terms of the agreement, to earn this 70% interest NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000). The remaining common shares will be issued in stages and will be subject to all required regulatory hold periods. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project.

Exploration Results

The Company completed an induced polarization (IP) survey and commenced a reverse circulation drilling program testing IP and geochemical anomalies.

A total of 21 reverse circulation (RC) holes, representing 10,254 feet (3,125 meters), were drilled in November, 2007. Results are pending.

Canada - North Rae property

Description

On March 2, 2006, the Company signed a letter agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. ("Azimut"). The "North Rae Uranium Project" consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (issued and valued at $134,500) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

Exploration Results

As operator of the project, the Company completed a lake-bottom sediment survey and bedrock rock chip sampling. The results confirmed the presence of uranium as indicated in the Government of Quebec previous findings. Also, an airborne survey completed in the fall of 2006 identified numerous anomalies. Crews completed their initial ground evaluation and ranking of the property's 14 top-priority anomalies, selecting three large radioactive targets for trenching. Ongoing work further refined targets for drilling which commenced in the second half of 2007.

NWT completed eight diamond drill holes at the North Rae Uranium Project, covering 1,843 feet (562 meters) and tested three targets: Tasialuk, Tasik and Jonas. A total of 446 samples, representing 750.3 feet (228.7 meters) of core, were collected and submitted for analysis. The mineralization intercepted during drilling is related to pegmatite dykes.

No Field work was conducted during the 1st quarter of 2008.

Canada-Daniel Lake property

Description

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3km2 or 96,445 acres (39,030 hectares).

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 common shares issued and valued at $37,500). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 is payable upon the first anniversary of the option agreement. NWT will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement ($227,000 incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000. On January 11, 2008, 100,000 common shares valued at $37,500 were issued to Azimut to comply with the option agreement.

Exploration Update

As operator, NWT commenced exploration activities on Daniel Lake in June 2007 including airborne geophysics and reconnaissance prospecting.

A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (GDS). Of the 15 samples, five returned values above 0.02% U(3)O(8) with a maximum value of 0.65% U(3)O(8). The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

No field work was conducted during the 1st quarter of 2008.

SUMMARY OF QUARTERLY RESULTS

	2008		2007
	March 31	December 31	September 30	June 30
	$	$	$	$
Revenue	-	-	-	-
Net Income/(loss) for the period	(460,575)	(1,363,535)	12,786,379	692,315
Net Income/(loss) per share (1)	0	(0.01)	0.12	0.01
Total assets	35,637,746	36,341,783	38,588,259	20,413,196
Shareholders' equity	31,689,330	32,047,669	33,228,269	20,284,495

	2007		2006
	March 31	December 31	September 30	June 30
	$	$	$	$
Revenue	-	-	-	-
Net Income/(loss) for the period	(369,675)	(379,486)	(305,579)	(1,459,300)
Net Income/(loss) per share	0	(0.01)	0	(0.02)
Total assets	19,159,964	19,490,706	19,776,443	19,976,200
Shareholders' equity	18,868,983	19,107,340	19,139,442	19,130,649

(1) Loss per share remains the same on a fully diluted basis

Although no revenues are shown, the Company received $133,862 in interest income during the first quarter of 2008. The interest received is being capitalized against the deferred exploration expenses according to GAAP.

The loss in the 1st quarter of 2008 is attributed principally to a non-cash stock based compensation expenses of $102,236, consulting and director's fees rendered by directors and officers of $157,248, and professional fees of $213,594 mainly related to legal fees for the Nu-Mex transaction and response to Azimut's default notice.

The increase in total assets in the third quarter of 2007 relates to the sale of the Niger properties to Niger Uranium Ltd in return for cash and shares in Niger Uranium. Net income for the third quarter of 2007 reflects the gain on the sale of the Niger assets to Niger Uranium offset by income taxes associated with that gain.

The increase in net income in the second quarter of 2007 is comprised of a future income tax recovery of $1,251,100 related to the Niger Uranium transaction (see below), a decrease of $516,398 in stock based compensation expense and a decrease of $182,561 in management and administrative services

The increase in assets in the second quarter of 2006 is a reflection of the private placement that closed in May 2006.

The higher loss in the quarter ended June 2006 is attributed principally to a non-cash stock based compensation expense of $620,232, the implementation of compensation for directors and management bonus of $315,425 and the write-off of the Firefly project of $163,246.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had a cash and short-term investments of $12,431,914 and a working capital of $9,839,503 (2007-$13,542,269 and $13,420,037 respectively). The Company has sufficient funds to complete all planned exploration work programs for the upcoming year. However the ability of the Company to successfully bring these mineral properties to production is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company

During the quarter ended March 31, 2008, the Company's cash position, including short-term investment, decreased by $792,099. The Company used $526,013 for its operating activities and invested $241,461 on its exploration properties.

The Company has no long-term contractual obligations. The Company can terminate all option or joint venture agreements requiring minimum exploration expenses at any time without further financial obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2008, the Company paid or accrued consulting and directors fees of $157,248 (2007 - $92,500) to officers directors of the Company. Also during the year, the Company granted 50,000 stock options to an employee of the Company.

During the period ended March 31, 2008, a total of $584,192 was charged to and was receivable from Niger Uranium Limited for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. The Company holds a significant interest in Niger Uranium Limited and a director and an officer who is also a director of the Company are also directors of Niger Uranium Limited.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and repayable on demand.

OUTSTANDING SHARE DATA

As of the date of this report, the Company has an unlimited number of common shares authorised for issuance with 106,131,342 shares issued and outstanding. The Company has 3,760,000 options outstanding of which 2,922,500 have vested and are available for exercise. As at March 31, 2008, the Company had 10,572,013 warrants outstanding. These warrants expired unexercised on May 5, 2008.

SUBSEQUENT EVENTS

Niger Uranium Ltd Update:

On April 21, 2008, Niger Uranium announced that it had subscribed for 4,421,000 new ordinary shares in UrAmerica ("UrAmerica Ordinary Shares") representing 20.89 per cent of UrAmerica's enlarged issued share capital, at a price of US$1.093 per new UrAmerica Ordinary Share (the "Purchase"). In addition, Niger Uranium has been issued with 4,421,000 warrants to subscribe for a further 4,421,000 new UrAmerica Ordinary Shares at an exercise price of US$1.639 per new UrAmerica Ordinary Share (the "Warrants") which are exercisable at any time within the next two years. Accordingly, on completion of the purchase and the exercise in full of the Warrants, Niger Uranium would own 8,842,000 new UrAmerica Ordinary Shares representing approximately 33.58 per cent. of the diluted enlarged issued share capital of UrAmerica.

The consideration for the Purchase has been satisfied by an initial cash payment of US$2.5 million (financed from the Company's existing cash balances) and the issue of 4,664,306 new Niger Uranium Ordinary Shares representing 4.5 per cent. of Niger Uranium's enlarged issued share capital. In aggregate, based on the closing mid-market price of 19.5 pence per Niger Uranium Ordinary Share on 18 April 2008, the total consideration for the Purchase amounts to approximately US$4.3 million. In addition, the cost to Niger Uranium of exercising all of the Warrants would be approximately a further US$7.2 million.

Following the above transactions, NWT will hold 30.5% of the 104,664,306 outstanding shares in Niger Uranium.

NWT Warrants:

The 10,572,013 outstanding warrants as at March 31, 2008, expired unexercised on May 5, 2008.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

CHANGE IN ACCOUNTING POLICIES

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section below.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section below.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in other assets consist of goods and services tax due from the Federal Government of Canada and receivables from unrelated and related companies. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2008, the Company had a cash balance of $12,431,914 (December 31, 2007 - $13,224,013) to settle current liabilities of $ 4,092,621(December 31, 2007 - $4,294,204). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign currency risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar and Mexican peso currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Financial instruments included in other assets are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The Company's investment in a publically traded mineral exploration company is accounted for on the equity basis.

As at March 31, 2008, the carrying and fair value amounts of the Company's financial instruments are the same. Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period. Short term investments include guaranteed investment certificates which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $120,000. The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk. Price risk is remote since the Company is not a producing entity.

Future Accounting Pronouncements

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canada GAAP and IFRS.

FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, commodity risk and currency risk.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and its preparation and external disclosure. The Company has a Disclosure Policy and a Disclosure Committee inplace to mitigate risks associated with disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted prior to the date of the report under the supervision of management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were operating effectively.

UNCERTAINTIES AND RISK FACTORS

The mining business is inherently risky in nature. Exploration activities rely on professional judgments and statistically based tests and calculations and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions, and changing regulatory requirements as examples. The Company is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the precious metals and the economic forces that influence capital markets. As a result the securities of the Company must be considered speculative. A prospective investor in the Company should carefully consider the following factors:

Regulations and Mining Law

Mining operations and exploration activities are subject to extensive local and overseas' laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations or result in substantial costs and liabilities in the future.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations at its projects.

Title to Assets

Although the Company believes that it holds valid title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.

Governmental Regulation

Exploration, development and mining of the properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties. To the extent such approvals are required and not obtained, the Company's planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company's operations and prospects.

Exploration and Development

Exploration for uranium and other minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that exploration efforts will result in the discovery of mineralisation or that any mineralisation discovered will result in the definition reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that exploration programs will result in the definition of reserves or that reserves may be economically mined.

The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors, which are beyond the control of the Company.

All exploration and development evaluation expenditures incurred by the Company prior to establishing that a property has economically recoverable reserves are capitalized.

Operating Hazards and Risks

Mineral exploration and development involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work that the Company proposes to undertake will be subject to all the hazards and risks normally incidental to such activities, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Although the Company has secured liability insurance and property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

No Dividends

The Company has not paid any dividends on its Common Shares during the past. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

Dependence on Key Employees

The Company's future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth.

Conflicts Of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Competition

The mineral industry is intensely competitive in all its phases. Northwestern competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

May 30, 2008
On behalf of the Board of Directors Toronto, Ontario